SECURITIES AND EXCHANGE COMMISSION
Washington, DC

FORM U-6B-2

Certificate of Notification

          Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20(d) [Reg. Section 250.20, P. 36,652] or U-47 [Reg. Section 250.47, P. 36,620] adopted under the Public Utility Holding Company Act of 1935.

Certificate is filed by: R. S. Andrews of Maryland, Inc., a subsidiary of Great Plains Energy Incorporated, a registered holding company.

This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, P. 36,621].

1.     Type of securities ("draft", "promissory note"):

Promissory Note.

2.     Issue, renewal or guaranty:

Issue.

3.     Principal amount of each security:

$3,407,022.

4.     Rate of interest per annum of each security:

3.02%

5.     Date of issue, renewal or guaranty of each security:

December 23, 2002.

6.     If renewal of security, give date of original issue:

Not applicable.

7.     Date of maturity of each security:

December 1, 2007, as such date may be adjusted pursuant to the terms of the promissory note.

8.    Name of the person to whom each security was issued, renewed or guaranteed:

Richard Roeder, Jr. ("Roeder").

9.     Collateral given with each security:

R. S. Andrews of Maryland, Inc. ("RSAM") granted a security interest in all of its goods and personal property. R. S. Andrews Enterprises, Inc., ("RSAE"), the sole shareholder of RSAM, pledged the stock it holds in RSAM, and issued a limited recourse corporate guaranty, to Roeder as further security for the promissory note.

10.    Consideration given for each security:

The promissory note was issued in connection with a certain General Agreement and associated agreements among RSAE, RSAM and Roeder whereby, among other things, (i) Roeder relinquished and assigned to RSAM all of his right to use certain trade marks, (ii) Roeder released RSAE and RSAM from various claims and causes of action arising from a certain merger agreement dated September 2, 1999, to which Roeder, RSAE and RSAM are parties, (iii) Roeder's employment agreement, including a noncompetition covenant, with RSAM was amended and extended, and (iv) Roeder surrendered and assigned to RSAM his right to cause RSAE to purchase the RSAE stock issued to Roeder in connection with said merger agreement.

11.    Application of proceeds of each security:

The proceeds will be used for financing the existing business of R. S. Andrews of Maryland, Inc.

12.    Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

a)     the provisions contained in the first sentence of Section 6(b) [ ]

b)     the provisions contained in the fourth sentence of Section 6(b) [ ]

c)     the provisions contained in any rule of the Commission other than Rule U-48 [x]

13.    If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. [Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

Not applicable.

14.    If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

Not applicable.

15.    If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

Rule 52(b).

R. S. Andrews of Maryland, Inc.

By: /s/Mercer Granade
Mercer Granade
Chief Financial Officer

Dated: December 30, 2002.